

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03016110

DC
NO ACT
PE 1-2-03
1-12672

February 18, 2003

Edward M. Schulman, Esq.
Vice President – General Counsel
AvalonBay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, VA 22314

Act 1934
Section
Rule 14A-8
Public Availability 2-18-2003

Re: AvalonBay Communities, Inc.
Incoming letter dated January 2, 2003

Dear Mr. Schulman:

This is in response to your letter dated January 2, 2003 concerning the shareholder proposal submitted to AvalonBay by the Massachusetts State Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001



2900 Eisenhower Avenue, Suite 300 ▲ Alexandria, VA 22314 ▲ Tel (703) 329-6300 ▲ Fax (703) 329-1459

Edward M. Schulman, Esq.
Vice President - General Counsel
Direct: (703) 317-4639
Fax: (703) 329-4830
tschulman@avalonbay.com

January 2, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AvalonBay Communities, Inc./Shareholder Proposal Submitted by Massachusetts Carpenters Pension & Annuity Funds – Request for No-Action Letter Regarding the Exclusion of a Shareholder Proposal on the Grounds of Prior Substantial Implementation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, AvalonBay Communities, Inc. ("AvalonBay" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a proposal and supporting statement dated November 26, 2002 (the "Proposal") submitted by the Massachusetts State Carpenters Pension & Annuity Funds (the "Proponent"). Enclosed are six (6) copies of this letter as well as six (6) copies of the Proposal (attached as Exhibit 1).

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the grounds that the proposal is moot because it has already been substantially implemented.

I. The Proposal

The Proposal reads as follows:

"Resolved, that the shareholders of AvalonBay Communities, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

II. Statement of Reasons for Omission

The Company believes it may omit the Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented it.

The Company has adopted, for all periods beginning on and after January 1, 2003, the fair value based method of recording stock options contained in SFAS No. 123, Accounting for Stock-Based Compensation. Thus, as the Company publicly announced in a press release issued on December 19, 2002, the Company will recognize as an expense the fair value (as determined in accordance with SFAS No. 123) of all options granted on and after January 1, 2003. This action and announcement by the Company followed discussion by the Company's Board of Directors and the Audit Committee thereof at several meetings.

Rule 14a-8(i)(10) specifically states that a shareholder proposal may be excluded "(i)f the company has already substantially implemented the proposal." In this case, the Company has adopted and announced a policy identical to the policy requested by the Proposal. In fact, the Company's adopted policy also goes beyond the policy requested by the Proposal, in that the Company will recognize as an expense on the face of all financial statements, and not just the annual financial statements, all future stock options granted by the Company.

III. Request

In view of the foregoing, the Company believes that it may omit the Proposal from its Proxy Materials for its 2003 Annual Meeting of Shareholders. The Company hereby respectfully requests confirmation that the Division will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. We plan to begin mailing those materials on or about March 28, 2003. Accordingly, we would appreciate the Division's response as soon as possible, but in any event not later than February 14, 2003 (to allow for modification to the materials, if necessary).

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

Please direct any questions regarding AvalonBay's request to Edward M. Schulman, Vice President – General Counsel at (703) 317-4639. Additionally, please acknowledge receipt of this filing by marking the date of receipt on the acknowledgement copy of this letter and returning it in the envelope provided.

Very truly yours,



Edward M. Schulman

cc: Massachusetts State Carpenters Pension & Annuity Funds
c/o Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, MA 01887
Attn: Thomas J. Harrington, Fund Chairman

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001



Carpenters Benefit Funds

DEC 0 2 2002

Re: 2003 Annual Mtg
I: Stockholder Proposal

EXHIBIT 1

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 703-329-4830]

November 26, 2002

Edward M. Schulman
Secretary
AvalonBay Communities, Inc.
2900 Eisenbower Avenue
Suite 300
Alexandria, VA 22314

Re: Shareholder Proposal

Dear Mr. Schulman:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AvalonBay Communities, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of AvalonBay Communities Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AvalonBay Communities, Inc.
Incoming letter dated January 2, 2003

The proposal requests that the board of directors adopt a policy of expensing the cost of all future stock options in the annual income statement.

There appears to be some basis for your view that AvalonBay may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AvalonBay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Gail A. Pierce
Attorney-Advisor